UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2021

001-40101

(Commission File Number)

BRIACELL THERAPEUTICS CORP.

(Exact name of Registrant as specified in its charter)

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

BRIACELL THERAPEUTICS CORP.

EXHIBITS

Exhibit Number	Description

99.1	Press Release, dated February 23, 2021, issued by BriaCell Therapeutics Corp.
99.2	Press Release, dated February 26, 2021, issued by Briacell Therapeutics Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIACELL THERASPEUTICS CORP.

Date: March 1, 2021	By:	/s/ William V. Williams
William V. Williams
Chief Executive Officer